
Mail Stop 3561

July 27, 2018

Gillian Munson
Chief Financial Officer
XO Group, Inc.
195 Broadway, 25th Floor
New York, New York 10007

     Re: **XO Group, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 2, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018
           Filed May 4, 2018
           File No. 1-35217

Dear Ms. Munson:

We have reviewed your July 26, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 36

1. We reviewed your response to comments 4 and 7. In future filings, please also disclose the nature and amounts of the specific discrete items excluded from the adjusted effective income tax rate used in the calculation of the non-GAAP measure.

Item 9A. Controls and Procedures, page 72

2. Please amend your Form 10-K for the Fiscal Year Ended December 31, 2017 to address comments 5 and 6.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

3. We reviewed your response to comment 1. Reference is made to your disclosure of gross margin and gross profit for the three months ended March 31, 2018 and 2017 on pages 13 and 15. Cost of revenue excludes depreciation and amortization of property, plant and equipment. As such, gross margin and gross profit represent non-GAAP financial measures. In future filings, please remove your disclosure of gross margin and gross profit or provide the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Ryan Dopkin
        Director, Corporate Accounting